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                                                             OMB APPROVAL
FORM 3                                                  OMB Number..3235-0104
                                                      Expires:December 31, 2001
                                                      Estimated average burden
                                                      hours per response 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Cohen Peter Anthony
   c/o Ramius Capital Group, LLC
   666 Third Avenue
   New York, NY 10017

2. Date of Event Requiring Statement (Month/Day/Year)

   09/06/00

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   Autotote Corporation ("TTE")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock, $.01 par value       |                      |                |                                               |
per share (Common Stock)                   |       115,200        |    D           |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock                               |       172,600        |    I           |      By Ramius Securities, LLC(1)             |
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                                           |                      |                |                                               |
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                                           |                      |                |                                               |
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                                           |                      |                |                                               |
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*If form is filed by more than one reporting  person,  see Instruction  5(b)(v).                                              (over)
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         SEC 1473 (7-96)


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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A Convertible    |09-06-00 |09-05-05 |    Common Stock       | 458,333 | $6       |    I        | By Ramius Securities,     |
Preferred Stock         |         |         |                       |         |          |             | LLC(1)                    |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A Convertible    |09-06-00 |09-05-05 |    Common Stock       | 666,666 | $6       |    I        | By Peconic Fund, Ltd.(2)  |
Preferred Stock         |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to Purchase      |   (3)   |9-6-10   |    Common Stock       | 50,000  |$3.5625   |    D        |                           |
Class A Common Stock    |         |         |                       |         |          |             |                           |
$.01 par value per      |         |         |                       |         |          |             |                           |
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                        |         |         |                       |         |          |             |                           |
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                        |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|


Explanation of Responses:

(1) The reporting person is a managing member of C4S & Co., LLC, which is the managing member of Ramius Capital Group, LLC, the parent company of Ramius Securities, LLC.

(2) The reporting person is a managing member of C4S & Co., LLC, which is the managing member of Ramius Capital Group, LLC, the investment advisor to the Peconic Fund, Ltd.

(3) The option will become exercisable in four equal annual installments beginning on September 7, 2001.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/ Peter Cohen                                       September 15, 2000
     -------------------------------                       ------------------
     **Signature of Reporting Person                              Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                 SEC 1473 (3-99)